Exhibit 23.1

Consent of Independent Auditor

The Board of Directors

Unicru, Inc.:

We consent to the use of our report dated February 28, 2006, with respect to the consolidated balance sheet of Unicru, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year ended December 31, 2005 included herein.

/s/ KMPG LLP

Portland, Oregon

October 13, 2006